UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71711 / March 13, 2014

ADMINISTRATIVE PROCEEDING
File No. 3-15786

:	
In the Matter of :	
:	
FREEDOM :	ORDER INSTITUTING PROCEEDINGS
ENVIRONMENTAL :	PURSUANT TO SECTION 12(j) OF THE
SERVICES, INC. :	SECURITIES EXCHANGE ACT OF
:	1934, MAKING FINDINGS, AND
Respondent. :	REVOKING REGISTRATION OF
:	SECURITIES
:	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Freedom Environmental Services, Inc. ("Freedom" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that

A.   Freedom (trading symbol FRDM), a Delaware corporation based in Orlando, Florida, provides wastewater management and recycling services, and commercial and residential septic services. The common stock of Freedom has been registered under Section 12(g) of the Exchange Act since October 2008. It was quoted on the "Pink Sheets" disseminated by Pink Sheets LLC until September 17, 2012, when the Commission issued an Order of Suspension of Trading pursuant to Section 12(k) of the Exchange Act. Since the trading suspension expired, there has been only sporadic trading of Freedom common stock in the grey market.

B.   Freedom has failed to comply with Section 13(a) of the Exchange Act and Rules 12b-20, 13a-1, 13a-11, and 13a-13 thereunder, while its common stock was registered with the Commission in that it (1) has filed false Annual Reports on Form 10-K on June 7, 2011, and May 16, 2012; (2) filed false quarterly reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, September 30, 2011, March 31, 2012, and June 30, 2012; (3) filed false press releases on Forms 8-K and has not filed any Form 8-K[2] disclosing the filing of its bankruptcy petition on, August 13, 2012 or the filing of the Commission's civil action against Freedom on September 17, 2012; and (4) has failed to file Forms 10-Q for the quarters ended September 30, 2012, March 31, 2013, June 30, 2013, and September 30, 2013, and has failed to file its Form 10-K for the fiscal year ended December 31, 2012.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

---

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2] Freedom filed false press releases on Nov. 11, 2010; Nov. 17, 2010; March 5, 2011; Feb. 24, 2012; May 15, 2012; and July 17, 2012.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Jill M. Peterson
Assistant Secretary